UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   FORM U-9C-3


              QUARTERLY REPORT PURSUANT TO RULE 58 OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935.

                  For the quarterly period ended March 31, 2004


                                SCANA Corporation
--------------------------------------------------------------------------------
                      (Name of registered holding company)

                1426 Main Street, Columbia, South Carolina 29201
--------------------------------------------------------------------------------
                    (Address of principal executive offices)






                       Table of Contents

   Item
    No.                                Title                            Page
--------------------------------------------------------------------------------


     1   Organization Chart                                                2

     2   Issuances and Renewals of Securities and Capital Contributions    3

     3   Associate Transactions                                            3

     4   Summary of Aggregate Investment                                   4

     5   Other Investments                                                 5

     6   Financial Statements and Exhibits                                 6



ITEM 1 - ORGANIZATION CHART

                     Name                     Energy                                           Percentage
                      of                         or         Date                State      of Voting
                  Reporting                Gas - related     of                   of      Securities   Nature of
                   Company                    Company   Organization        Organization     Held      Business
-                  -------                    -------   ------------        ------------     ----      --------

SCANA Corporation (a)
   SCANA Resources, Inc.                      Energy    September 8, 1987    South Carolina     100%   Renders energy management
                                                                                                       services

   South Carolina Electric & Gas Company
(b)
      SC Coaltech No. 1 LP                    Energy    April 7, 2000        Delaware            40%   Production and sale of
                                                                                                       synthetic fuel
      Coaltech No. 1 LP                       Energy    March 7, 1997        Delaware            25%   Production and sale of
                                                                                                       synthetic fuel

   SCANA Energy Marketing, Inc.               Energy    June 30, 1987        South Carolina     100%   Markets electricity and
                                                                                                       natural gas

   ServiceCare, Inc.                          Energy    September 30, 1994   South Carolina     100%   Provides energy-related
                                                                                                       products and service
                                                                                                       contracts on home appliances

   Primesouth, Inc.                           Energy    August 25, 1986      South Carolina     100%   Engages in power plant
                                                                                                       management and maintenance
                                                                                                       services

   Public Service Company of North Carolina,
     Incorporated (b)
      Clean Energy Enterprises, Inc.          Energy    December 30, 1994    North Carolina     100%   Sells, installs and services
                                                                                                       compressed natural gas
                                                                                                       conversion equipment

      PSNC Blue Ridge Corporation             Energy    August 31, 1992      North Carolina     100%   Renders energy management
                                                                                                       services

     PSNC Cardinal Pipeline Company           Energy    December 1, 1995     North Carolina     100%   Transportation of natural gas

   SCG Pipeline, Inc.                         Energy    April 10, 2001       South Carolina     100%   Transportation of natural gas

   Cogen South LLC                            Energy    June 1, 1996         Delaware            50%   Operates boilers and turbines
                                                                                                       at a cogeneration facility

   South Carolina Pipeline Corporation        Energy    September 9, 1977    South Carolina     100%   Transportation of natural gas

SCANA Corporate Security Services, Inc. (new) Energy    March 19, 2004       South Carolina     100%   Engages in technical,
                                                                                                       operational and management
                                                                                                       services

(a) The registered holding company is not a reporting company, but is included herein because it directly and/or indirectly holds securities in energy-related companies. (b) These SCANA Corporation system companies are not reporting companies, but they are included herein because they hold securities directly in the energy-related companies set forth below their names.




ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

                                                       Principal   Issue              Person to        Collateral   Consideration
                                           Type of     Amount of     or     Cost of  Whom Security     Given with     for Each
         Company Issuing Security      Security Issued Security   Renewal   Capital   Was Issued        Security      Security
         ------------------------      --------------- --------   -------   -------   ----------        --------      --------

SCANA Corporate Security Services, Inc. Common Stock      $1,000     Issue   $1,000  SCANA Corporation       None        $1,000




Company Contributing Capital                          Company Receiving Capital                Amount of Capital Contribution

South Carolina Electric & Gas Company                 SC Coaltech No. l LP                               $2,504,000
South Carolina Electric & Gas Company                 Coaltech No. l LP                                     $956,847

ITEM 3 - ASSOCIATE TRANSACTIONS

PART I  - Transactions Performed by Reporting Companies on Behalf of Associate Companies

    Reporting Company    Associate Company          Types of Services       Direct Costs    Indirect      Cost of  Total Amount
   Rendering Services    Receiving Services              Rendered              Charged    Costs Charged   Capital    Billed
   ------------------    ------------------              --------              -------    -------------   -------    ------

SC  Coaltech No. 1 LP    South Carolina Electric      Synthetic Fuel Sales    $26,823,062          -            -     $26,823,062
                              & Gas Company
Coaltech No. 1 LP        South Carolina Electric      Synthetic Fuel Sales    $11,865,819          -            -     $11,865,819
                              & Gas Company

SCG Pipeline, Inc.     SCANA Energy Marketing, Inc.  Transportation of Gas      $1,788,478         -            -      $1,788,478

PART II - Transactions Performed by Associate Companies on Behalf of Reporting Companies

           Associate Company             Reporting Company     Type of            Direct Costs     Indirect   Cost of Total Amount
           Rendering Services            Receiving Services  Services Rendered     Charged      Costs Charged Capital   Billed
           ------------------             ------------------  -------------------- -------      ------------- -------   ------

South Carolina Electric & Gas Company  SC Coaltech No.1 LP   Coal  Sales           $28,022,030         -          -    $28,022,030
South Carolina Electric & Gas Company  SC Coaltech No.1 LP   Fuel Handling          $2,370,899         -          -     $2,370,899
South Carolina Electric & Gas Company  Coaltech No. 1 LP     Coal Sales            $12,136,522         -          -     $12,136,522
South Carolina Electric & Gas Company  Coaltech No. 1 LP     Fuel Handling            $230,265         -          -       $230,265
South Carolina Pipeline Corporation    SCG Pipeline, Inc.    Construction and
                                                             Operation of Pipeline    $354,925       16,690       -       $371,615


ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT
                 (Dollars in Thousands)

Investments in energy-related companies:
         Total consolidated capitalization as of March 31, 2004             $6,210,235(A)              Line 1
         Total capitalization multiplied by 15%
             (line1 multiplied by 0.15)                                        931,535                 Line 2
         Greater of $50 million or line
2                                                                                         $931,535     Line 3
         Total current aggregate investment:
            (categorized by major line of energy-related business)
             Energy-related business category 1                                     -
             Energy-related business category 2                                     -
             Energy-related business category 3                                     -
             Energy-related business category 4                                     -
             Energy-related business category 5                                     -
             Energy-related business category 6 (B)                              2,702
             Energy-related business category 7 (C)                                  1
             Energy-related business category 8                                      -
             Energy-related business category 9 (D)                             29,786
             Energy-related business category 10                                     -
                 Total current aggregate investment                                        $32,489     Line 4

         Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company
         system (line 3 less line 4)                                                       $899,046    Line 5

Investments in gas-related companies:
         Total current aggregate investment:
             (categorized by major line of gas-related business)
         Gas-related business category 1                                               -
         Gas-related business category 2                                               -
                 Total current aggregate investment                                                      -
                                                                                             ----------------

(A) Includes common equity, preferred stock, long-term debt and current maturities and short-term borrowings.

(B) Consists of investments in SC Coaltech No. l LP and Coaltech No. 1 LP

(C) Consists of investment in SCANA Corporate Security, Inc.

(D) Consists of investment in SCG Pipeline, Inc.



ITEM 5 - OTHER INVESTMENTS
                 (Dollars in Thousands)

           Major line of energy-       Other investment in     Other investment in        Reason for difference
             related business           last U-9C-3 report     this U-9C-3 report          in Other Investment
             ----------------           ------------------     ------------------          -------------------

Energy-related business category 1
   SCANA Resources, Inc.                          $497                $504          Net earnings of subsidiary.

   PSNC Blue Ridge Corporation                  $6,463               $6,150         Other comprehensive income (loss)
                                                                                        from derivatives and net
                                                                                        earnings of subsidiary.
Energy-related business category 3
   Clean Energy Enterprises, Inc.                 $403                $408          Net earnings of subsidiary.

Energy-related business category 4
   ServiceCare, Inc.                           $3,476                $4,174         Net earnings of subsidiary.

Energy-related business category 5
   SCANA Energy Marketing, Inc.               $(4,727)              $13,582        Other comprehensive income (loss)
                                                                                        from derivatives and net
                                                                                    earnings
                                                                                        of subsidiary.

Energy-related business category 6
   Cogen South LLC                            $10,578               $11,213        Net earnings of investment.

Energy-related business category 7
   Primesouth, Inc.                           $16,319               $17,970        Net earnings of subsidiary.

Energy-related business category 9
   PSNC Cardinal Pipeline Company             $16,026               $15,506        Net losses of subsidiary.

   South Carolina Pipeline Corporation       $211,151              $212,494        Net earnings of subsidiary.


ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

         FINANCIAL STATEMENTS

Exhibit   A-1   SC Coaltech No. 1 LP Balance Sheet as of March 31, 2004 - filed under confidential treatment pursuant to Rule 104(b)
Exhibit   A-2   SC Coaltech No. 1 LP Income Statement for the Period ended
                March 31, 2004-filed under confidential treatment pursuant to
                Rule 104(b)
Exhibit   B-1   SCANA Resources, Inc. Balance Sheet as of March 31, 2004-filed under confidential treatment pursuant to Rule 104(b)
Exhibit   B-2   SCANA Resources, Inc. Income Statement for the Period ended
                March 31, 2004-filed under confidential treatment pursuant to
                Rule 104(b)
Exhibit   C-1   SCANA Energy Marketing, Inc. Balance Sheet as of March 31, 2004-
                filed under confidential treatment pursuant to Rule 104(b)
Exhibit   C-2   SCANA Energy Marketing, Inc. Income Statement for the Period
                ended March 31, 2004-filed under confidential treatment pursuant to Rule 104(b)
Exhibit   D-1   ServiceCare, Inc. Balance Sheet as of March 31, 2004-filed under confidential treatment pursuant to Rule 104(b)
Exhibit   D-2   ServiceCare, Inc. Income Statement for the Period ended March
                31, 2004-filed under confidential treatment pursuant to Rule
                104(b)
Exhibit   E-1   Primesouth, Inc. Balance Sheet as of March 31, 2004-filed under confidential treatment pursuant to Rule 104(b)
Exhibit   E-2   Primesouth, Inc. Income Statement for the Period ended March 31,
                2004-filed under confidential treatment pursuant to Rule 104(b)
Exhibit   F-1   Clean Energy Enterprises, Inc. Balance Sheet as of March 31,
                2004-filed under confidential treatment pursuant to Rule 104(b)
Exhibit   F-2   Clean Energy Enterprises, Inc. Income Statement for the Period
                ended March 31, 2004-filed under confidential treatment pursuant to Rule 104(b)
Exhibit   G-1   PSNC Blue Ridge Corporation Balance Sheet as of March 31, 2004-
                filed under confidential treatment pursuant to Rule 104(b)
Exhibit         G-2 PSNC Blue Ridge Corporation Income Statement for the Period
                ended March 31, 2004-filed under confidential treatment pursuant to Rule 104(b)
Exhibit   H-1   SCG Pipeline, Inc. Balance Sheet as of March 31, 2004-filed under confidential treatment pursuant to Rule 104(b)
Exhibit   H-2   SCG Pipeline, Inc. Income Statement for the Period ended March
                31, 2004-filed under confidential treatment pursuant to Rule
                104(b)
Exhibit   I-1   Coaltech No. 1 LP Balance Sheet as of March 31, 2004-filed under confidential treatment pursuant to Rule 104(b)
Exhibit   I-2   Coaltech No. 1 LP Income Statement for the Period ended March
                31, 2004-filed under confidential treatment pursuant to Rule
                104(b)
Exhibit   J-1   Cogen  South LLC Balance Sheet as of March 31, 2004-filed under confidential treatment pursuant to Rule 104(b)
Exhibit         J-2 Cogen South LLC Income Statement for the Period ended
                March 31, 2004-filed under confidential treatment pursuant to Rule 104(b)
Exhibit   K-1   PSNC Cardinal Pipeline Company Balance Sheet as of March 31,
                2004-filed under confidential treatment pursuant to Rule 104(b)
Exhibit         K-2 PSNC Cardinal Pipeline Company Income Statement for
                the Period ended March 31, 2004-filed under confidential treatment pursuant to Rule 104(b)
Exhibit         L-1 South Carolina Pipeline Corporation Balance Sheet as
                of March 31, 2004-filed under confidential treatment pursuant to Rule 104(b)

Exhibit         L-2 South Carolina Pipeline Corporation Income Statement
                for the Period ended March 31, 2004-filed under
                confidential treatment pursuant to Rule 104(b)
Exhibit   M-1   SCANA Corporate Security Services, Inc. Balance Sheet as of
                March 31, 2004-filed under confidential treatment pursuant to
                Rule 104(b)
Exhibit   M-2   SCANA Corporate Security Services, Inc. Income Statement for
                the Period ended
                March 31, 2004-filed under confidential treatment pursuant to Rule 104(b)

EXHIBITS
Exhibit   N     Certificate of SCANA Corporation

                                    SIGNATURE


Pursuant to the requirements of the Public Utility Holding Company Act of 1935, SCANA Corporation has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on the 20th day of May 2004.



                                SCANA Corporation
                           Registered holding company





                       By:  s/James E. Swan, IV
                            ---------------------------------------

                            James E. Swan, IV
                           --------------------------------------------
                                    (Name)

                                      Controller
                                       (Title)

                                     May 20, 2004
                                       (Date)

                                                             Exhibit N



                                   Certificate

         Pursuant to the requirements of Rule 58 of the Public Utility Holding Company Act of 1935, the undersigned certifies that:

         A copy of SCANA's quarterly report on Form U-9C-3 for the quarterly period ended December 31, 2003, was filed with the state commissions having jurisdiction over the retail rates of SCANA Corporation's public utility subsidiary companies. The names and addresses of these state commissions are as follows:

                           South Carolina Public Service Commission
                           P. O. Box 11649
                           Columbia, SC  29211

                           North Carolina Utilities Commission
                           4325 Mail Service Center
                           Raleigh, NC  27699-4325





May 20, 2004                  By: s/James E. Swan, IV
                                 -------------------------------------------
                                  James E. Swan, IV
                                  Controller
                                  (principal accounting officer)